                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number :  00015580

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan
                             6700 West North Avenue
                            Chicago, Illinois 60635
                      (Full title and address of the plan)



                             St. Paul Bancorp, Inc.
                             6700 West North Avenue
                            Chicago, Illinois 60635
                       (Name and address of issuer of the
                     securities held pursuant to the plan)

                              Information Included



           Report of Independent Auditors                   1

           Financial Statements

           Statements of Assets Available
           for Plan Benefits                                2

           Statements of Changes in Assets
           Available for Benefits                           3

           Notes to Financial Statements                    4



           Supplemental Schedules

           Schedule of Assets Held for Investment Purposes  10

           Schedule of Reportable Transactions              11



           Exhibits:

                 Exhibit 24 - Consent of Accountants

                              Financial Statements
                           and Supplemental Schedules

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                      Years ended December 31, 1995, 1994,
                  and 1993 with Report of Independent Auditors

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                            Financial Statements and
                             Supplemental Schedules


                 Years ended December 31, 1995, 1994, and 1993


                                   CONTENTS




      Report of Independent Auditors...................................  1

      Financial Statements

      Statements of Net Assets Available for Plan Benefits.............  2
      Statements of Changes in Net Assets Available for Plan Benefits..  3
      Notes to Financial Statements....................................  4


      Supplemental Schedules

      Schedule of Assets Held for Investment Purposes.................. 10
      Schedule of Reportable Transactions.............................. 11

[ERNST & YOUNG LLP LETTERHEAD]

                         REPORT OF INDEPENDENT AUDITORS

The Trustees
St. Paul Federal Bank For Savings
Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of St. Paul Federal Bank For Savings Profit Sharing and Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.

                                            /s/ Ernst & Young LLP


June 14, 1996

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

              Statements of Net Assets Available for Plan Benefits



                                                      DECEMBER 31
                                                  1995           1994
                                             ---------------------------
ASSETS
Investments, at current value:
 Cash and cash equivalents                     $    54,631    $    53,898
 Mutual funds:
   Money market                                  3,443,312      2,941,796
   Government bond                               1,791,439      1,764,239
   Equity                                        3,111,388      2,276,918
   Small capitalization equity                   2,785,548      2,189,824
                                             ------------------------------
   Total mutual funds                           11,131,687      9,172,777

 Common stock of St. Paul Bancorp, Inc.         15,322,134     10,334,992
                                             ------------------------------
Total investments                               26,508,452     19,561,667

Accrued interest and dividends receivable            9,745         52,464
Due from broker                                          -         15,109
                                             ------------------------------
 Total assets                                   26,518,197     19,629,240

LIABILITIES
Accrued expenses                                    18,137              -
Due to broker                                       25,578              -
                                             ------------------------------
 Total liabilities                                  43,715              -
                                             ------------------------------
Net assets available for plan benefits         $26,474,482    $19,629,240
                                             ==============================


See accompanying notes.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits.



                                                 YEAR ENDED DECEMBER 31
                                              1995        1994         1993
                                        ----------------------------------------
Additions (deductions):
 Income from investments:
   Cash and cash equivalents            $     3,408    $     4,458  $     1,659
   Common stock                             179,979        174,394      147,622
   Mutual funds                             375,817        310,425      287,371
                                        ----------------------------------------
                                            559,204        489,277      436,652

 Contributions:
   St. Paul Federal Bank For Savings         32,028         32,472       21,208
   Participants                           1,697,834      1,573,920    1,769,850
                                        ----------------------------------------
                                          1,729,862      1,606,392    1,791,058

 Realized and unrealized appreciation
   (depreciation) in fair value
   of investments                         6,419,666     (1,143,126)   2,348,241
 Administrative expenses                   (102,525)            -            -
 Distributions                           (1,760,965)    (1,462,687)    (331,639)
                                        ----------------------------------------
Net increase (decrease)                   6,845,242       (510,144)   4,244,312

Net assets available for plan benefits
  at beginning of year                   19,629,240     20,139,384   15,895,072
                                        ----------------------------------------
Net assets available for plan benefits
  at end of year                        $26,474,482    $19,629,240  $20,139,384
                                       =========================================

See accompanying notes.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                         Notes to Financial Statements

                              December 31, 1995

1. ACCOUNTING POLICIES

Investments are stated at current value. Investments traded on security exchanges are valued at the last reported sales price on the last business day of the calendar year. Other investments are valued based on quotations from independent brokers.

The change between current value at the end of the year and current value at the beginning of the year or cost, if the investment was acquired during the year, is reflected as net unrealized appreciation or depreciation in current value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Sales are recorded using the FIFO method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. DESCRIPTION OF PLAN

St. Paul Federal Bank For Savings Profit Sharing and Savings Plan (the Plan) is a defined-contribution profit-sharing plan for eligible employees of St. Paul Federal Bank For Savings (the Bank) and its affiliates. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a profit-sharing and savings plan, as described in section 401 of the Internal Revenue Code, as amended by the Tax Reform Act of 1986.

Any employee who has completed one year of service, as defined in the Plan, is eligible to participate. An employee must file a written notice of election with the trustees together with an authorization for the participant deductions. A participant must deposit at least 2% of annual compensation and may deposit up to 15% of their annual compensation. Employees are permitted from time to time to change their level of contributions within this range. The

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)

2. DESCRIPTION OF PLAN (CONTINUED)

Board of Directors of St. Paul Bancorp, Inc. (the Company), the holding company of the Bank, may authorize the Bank to subsidize the purchase of Company stock by the Plan. Such authorizations are restricted in that they must comply with applicable laws and regulations.

The Plan is comprised of five Investment Funds: the Money Market Fund, the U.S. Government Bond Fund, the Equity Fund, the Small Capitalization Equity Fund, and St. Paul Bancorp, Inc. Common Stock. Participants are periodically permitted to direct the trustees as to respective percentages of participant account balances and contributions to be invested in each Investment Fund.

As provided for in the Plan documents, contributions have been deposited in a trust fund administered by First Trust Illinois, as trustee.

The balance of a participant's account that represents contributions made by the participant is fully vested and can be withdrawn under certain conditions after one year of participation.

Distributions from the Plan may be received upon termination of service in the form of a lump-sum distribution. The Plan also allows for withdrawals under certain hardship circumstances in accordance with the Internal Revenue Code.

The foregoing description of the Plan provides only general information. Further details of the Plan are contained in the Summary Plan Description.

3. INVESTMENTS

The following table summarizes realized and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31:


                                      1995         1994         1993
                                 --------------------------------------
Common stocks                    $  4,745,395  $  (707,423)  $1,883,388
Mutual funds                        1,674,271     (435,703)     464,853
                                 --------------------------------------
                                 $  6,419,666  $(1,143,126)  $2,348,241
                                 ======================================


                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The current value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                            AT DECEMBER 31
                                                                  1995
                                                            ----------------
St. Paul Bancorp, Inc. common stock                          $15,322,134
Vanguard Money Market Reserves Income Prime Portfolio Fund     3,443,312
Federated Income Trust                                         1,791,439
Vanguard Index Trust 500 Portfolio                             3,111,388
Montgomery Funds Small Capitalization Fund                     2,785,548


4. TRANSACTIONS WITH PARTIES IN INTEREST

The following summarizes the account balances and results of transactions of the Plan with the Bank and the Company.

                                                AS OF OR FOR THE YEAR
                                                   ENDED DECEMBER 31

                                             1995         1994        1993
                                         -------------------------------------
St. Paul Bancorp, Inc. common stock      $15,322,134  $10,334,992  $10,640,559
Dividend income                              179,979      174,394      147,622
Contributions to the Profit Sharing and
 Savings Plan from the Bank                   32,028       32,472       21,208


Administrative expenses for the year ended December 31, 1995, were paid by the Plan. Prior to January 1, 1995, administrative expenses of the Plan were paid by the Bank.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401 (a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS

The Plan's net assets are allocated among Investment Funds as follows:

                                                 St. Paul        Money       U.S.                       Small
                                               Bancorp Inc.     Market    Government      Equity   Capitalization
                                                Stock Fund       Fund      Bond Fund       Fund      Equity Fund     Total
                                            --------------------------------------------------------------------------------
Cash and cash equivalents                         $27,420   $         -      $5,888        $11,109       $9,481      $53,898
Mutual funds                                             -    2,941,796   1,764,239      2,276,918    2,189,824    9,172,777
Common stock of St. Paul Bancorp, Inc.         10,334,992              -           -              -            -  10,334,992
Accrued interest and dividends receivable             159        13,547      11,724         27,026            8       52,464
Due from broker                                          -             -      8,750          6,359             -      15,109

                                            --------------------------------------------------------------------------------
Balance at December 31, 1994                  $10,362,571    $2,955,343  $1,790,601     $2,321,412   $2,199,313  $19,629,240
                                            ================================================================================

Cash and cash equivalents                         $25,597            $1      $5,566        $13,204      $10,263      $54,631
Mutual funds                                             -    3,443,312   1,791,439      3,111,388    2,785,548   11,131,687
Common stock of St. Paul Bancorp, Inc.         15,322,134              -           -              -            -  15,322,134
Accrued interest and dividends receivable              41             6       9,673              8           17        9,745
Accrued expenses                                  (10,416)       (2,347)     (1,255)        (2,154)      (1,965)     (18,137)
Due to broker                                     (25,578)             -           -              -            -     (25,578)
                                            --------------------------------------------------------------------------------
Balance at December 31, 1995                  $15,311,778    $3,440,972  $1,805,423     $3,122,446   $2,793,863  $26,474,482
                                            ================================================================================

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's transactions are allocated among Investment Funds as follows:

                                           St. Paul        Money              U.S.                         Small
                                         Bancorp Inc.      Market          Government        Equity    Capitalization
                                          Stock Fund        Fund            Bond Fund         Fund      Equity Fund        Total
                                        --------------------------------------------------------------------------------------------
Balance at January 1, 1993                $8,300,026      $2,966,577      $2,028,153      $1,399,483     $1,200,833     $15,895,072

Income from investments                      148,941          85,626         151,483          50,521             81         436,652
Contributions                                615,816         251,683         278,337         335,942        309,280       1,791,058
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                              1,883,388                -        (33,544)        115,803        382,594       2,348,241
Distributions                               (130,718)        (61,255)        (30,900)        (50,169)       (58,597)       (331,639)
Fund transfers                              (150,016)       (289,780)       (146,104)        251,744        334,156                -
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 1993              10,667,437       2,952,851       2,247,425       2,103,324      2,168,347      20,139,384

Income from investments                      177,697         115,665         135,295          60,131            489         489,277
Contributions                                705,304         205,476         154,784         261,362        279,466       1,606,392
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                               (707,423)               -       (171,513)        (37,451)      (226,739)     (1,143,126)
Distributions                               (793,199)       (430,292)       (111,745)        (76,773)       (50,678)     (1,462,687)
Fund transfers                               312,755         111,643        (463,645)         10,819         28,428                -
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 1994              10,362,571       2,955,343       1,790,601       2,321,412      2,199,313      19,629,240

Income from investments                      181,394         190,695         121,804          64,885            426         559,204
Contributions                                778,685         216,503         194,051         267,818        272,805       1,729,862
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                              4,745,395                -        136,726         785,314        752,231       6,419,666
Distributions                               (736,924)       (344,434)       (255,708)       (256,481)      (167,418)     (1,760,965)
Administrative expenses                      (56,918)        (13,873)         (7,478)        (12,719)       (11,537)       (102,525)
Fund transfers                                37,575         436,738        (174,573)        (47,783)      (251,957)               -
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 1995             $15,311,778      $3,440,972      $1,805,423      $3,122,446     $2,793,863     $26,474,482
                                        ============================================================================================


                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)


7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                   DECEMBER 31
                                                                 1995      1994
                                                           ---------------------------
Net assets available for plan benefits per the
 financial statements                                      $26,474,482   $19,629,240
Amounts allocated to withdrawn participants                   (585,067)     (341,952)
                                                           ---------------------------
Net assets available for plan benefits per the Form 5500   $25,889,415   $19,287,288
                                                           ===========================



The following is a reconciliation of benefits paid per the financial statements to the Form 5500:


                                                        YEAR ENDED DECEMBER 31
                                                   1995         1994        1993
                                                -----------------------------------
Distributions per the financial statements      $1,760,965   $1,462,687    $331,639
Add: Amounts allocated to withdrawn
 participants                                      585,067      341,952     113,387
Less: Amounts allocated to withdrawn
 participants in prior year                       (341,952)    (113,387)    (14,073)
                                                -----------------------------------
Distributions per the Form 5500                 $2,004,080   $1,691,252    $430,953
                                                ===================================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

                            SUPPLEMENTAL SCHEDULES

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                Schedule of Assets Held for Investment Purposes
                               December 31, 1995



IDENTITY OF ISSUE, BORROWER,      DESCRIPTION OF                              CURRENT
LESSOR, OR SIMILAR PARTY          INVESTMENT                   COST           VALUE
- --------------------------------------------------------------------------------------
Cash and cash equivalents:
  First Trust Time Open           54,631 units,
   Deposit                        variable rate
                                   (interest)                 $     54,631  $   54,631
                                                             -------------------------
Total cash and  cash equivalents                              $     54,631  $   54,631

Mutual funds:
 Vanguard Money Market
   Reserves Income Prime
   Portfolio                      3,443,312 shares               3,443,312   3,443,312
 Federated Income Trust             172,919 shares               1,830,551   1,791,439
 Vanguard Index Trust 500
   Portfolio                         54,017 shares               2,300,963   3,111,388
 Montgomery Funds Small
   Capitalization Fund              152,382 shares               2,307,726   2,785,548
                                                             -------------------------
Total mutual funds                                               9,882,552  11,131,687

Common stock:
 St. Paul Bancorp, Inc.             600,868 shares               6,270,822  15,322,134
                                                             -------------------------
Total common stock                                               6,270,822  15,322,134
                                                             -------------------------
Total investments                                              $16,208,005 $26,508,452
                                                             =========================

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                      Schedule of Reportable Transactions

                         Year ended December 31, 1995



                                                                                                                Current
                                                                                      Maturity                  Value of
                                                                                     Proceeds/                  Asset on
                              Description of Asset, Including Interest     Purchase   Selling      Cost of    Transaction   Gain
Identity of Party Involved                Rate and Maturity                 Price      Price        Asset        Date      (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the total Plan assets
- ----------------------------------------------------------------------------------------------------------------------------
First Trust Illinois         First American Government Obligations Fund,
                             variable rate:
                                204 purchases                             $3,028,718   $           $3,028,718  $3,028,718  $      -

                                149 sales                                               3,046,007   3,046,007   3,046,007         -


First Trust Illinois         St. Paul Bancorp, Inc. Stock Fund
                                22 purchases                              $1,097,199   $           $1,097,199  $1,097,199  $      -

                                 7 sales                                                  645,376     283,526     645,376    361,850



There were no category (i), (ii), or (iv) transactions reportable during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 ST. PAUL FEDERAL BANK FOR SAVINGS
                                 PROFIT SHARING AND SAVINGS PLAN


Date:  June 27, 1996             By:  /s/  Joseph C. Scully
- --------------------                  ------------------------------
                                      Joseph C. Scully
                                      Chairman of the Board of
                                      Directors of St. Paul Federal
                                      Bank For Savings and Member of
                                      the Administrative Committee

                                 EXHIBIT INDEX


Exhibit
Number                          Description                            Page
- -------                   -------------------------------              ----

 24                       Consent of Independent Auditors